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                                             EXHIBIT F

                                        November 25, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re:  New England Electric System File No. 70-9109

Dear Commissioners:

     New England Electric System (NEES) filed an
Application/Declaration on Form U-1 on September 23, 1997, relating to various short-term borrowings by NEES in amounts not to exceed a maximum aggregate principal amount of $500,000,000 outstanding at any one time.

     NEES proposes to enter into a revolving credit agreement (Credit Agreement) with a group of banks, financial institutions, and other institutional lenders (Banks) headed by Merrill Lynch Capital Corporation, as syndication agent, BankBoston, N.A., as administrative agent, and Credit Suisse First Boston, as documentation agent, as agents for the Banks. Under the Credit Agreement, the Banks agree to lend to NEES, on a short-term revolving credit basis, their respective shares of an aggregate commitment in the principal amount of up to $500 million. This commitment would reduce to $400 million after three years and $300 million after four years. The proposed term of the Credit Agreement is five years. The terms of the Credit Agreement are more fully described in Application/Declaration Form U-1 in the above-mentioned file.

     The proceeds from the proposed loan may be applied to facilitate a share buyback program, investments, contributions to its subsidiary, New England Power Company, and other general corporate purposes.

     NEES has also requested authority to borrow from banks for short-term lines of credit, for various purposes, including support of commercial paper. NEES also proposes to issue and sell commercial paper directly to commercial paper dealers.

     Borrowings from banks will be evidenced by notes maturing in less than one year from the date of issue. Borrowings through commercial paper dealers will be evidenced by unsecured promissory notes with maturities not exceeding 270 days.
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     The maximum aggregate amount of debt outstanding, whether
bank debt (including under the Credit Agreement) or commercial paper, would not exceed $500 million at any one time.

     It is my opinion that NEES is a voluntary association duly created in The Commonwealth of Massachusetts under an Agreement and Declaration of Trust dated as of January 2, 1926, as amended; that the Trustee of NEES, State Street Bank and Trust Company, has power, with the consent or at the direction of the NEES Board of Directors, to borrow money, and to issue bonds or other securities or obligations therefor; and that the Board of Directors of NEES has authorized the proposed borrowing, including the Credit Agreement, to a maximum of $500,000,000. No vote of the shareholders of NEES is required, nor is the approval of any state or Federal commission necessary to permit NEES to make such borrowings, other than your Commission under the Public Utility Holding Company Act of 1935.

     Based upon the foregoing and subject to necessary action by the Commission under the Public Utility Holding Company Act of
1935, it is my opinion that, in the event the proposed transactions are carried out in accordance with the statement on Form U-1, as amended:

     (a) All state laws applicable to the proposed transactions will have been complied with;

     (b) NEES is validly organized and duly existing, and any notes representing the borrowings, when duly executed and delivered and when the consideration therefore has been received, will be valid and binding obligations of NEES in accordance with their terms, subject to laws of general application affecting the rights and remedies of creditors; and

     (c) The consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by NEES or any associate company thereof.

     I hereby consent to the use of this opinion in connection with the statement on Form U-1, as amended, filed with the Securities and Exchange Commission with reference to said transactions.

                                        Very truly yours,

                                        s/Robert King Wulff

                                        Robert King Wulff
                                        Corporation Counsel